UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. __)*

Under the Securities Exchange Act of 1934

Ironclad Performance Wear Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

463013 10 2

(CUSIP Number)

Eduard Albert Jaeger
c/o Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, CA 90245
(310) 643-7800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6)

CUSIP No. 463013 10 2	Page 2 of 6

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eduard A. Jaeger
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,132,892
	8	SHARED VOTING POWER 2,763,984
	9	SOLE DISPOSITIVE POWER 2,132,892
	10	SHARED DISPOSITIVE POWER 2,763,984
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,896,876
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (1)
14		TYPE OF REPORTING PERSON (see Instructions) IN

(1) Based on a total of 76,397,149 shares of common stock outstanding as of November 6, 2012.

(Page 2 of 6)

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ironclad Performance Wear Corporation, a Nevada corporation (the “Company”), which has its principal executive offices at 2201 Park Place, Suite 101, El Segundo, CA 90245.

Item 2.  Identity and Background.

This statement is being filed by Eduard A. Jaeger, a citizen of the United States (the “Reporting Person”).

The Reporting Person founded the Company in 1998 and has served as a director since that time.  The Reporting Person currently serves as the Company’s Head of New Business Development.  His principal business address is c/o Ironclad Performance Wear Corporation, 2201 Park Place, Suite 101, El Segundo, CA 90245.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 17, 2012, the Company entered into a Settlement Agreement and Mutual General Release (the “Settlement Agreement”), dated December 14, 2012, by and among the Company, the Reporting Person, Scott Jarus, Scott Alderton, R.D. Pete Bloomer, Vayne Clayton and David Jacobs, on the one hand, and Kenneth J. Frank, Richard B. Kronman, Michael A. DiGregorio, Charles H. Giffen, Charles W. Hunter and Marcel Sassola, on the other hand, pursuant to which the Company and the current members of its board of directors (the “Board”) agreed to a final settlement and release of claims with respect to certain actions filed by Richard B. Kronman, Marcel Sassola and Kenneth J. Frank on behalf of certain stockholders of the Company (collectively, the “Claimants”), against the Company in the Los Angeles Superior Court, and certain actions filed by the Company against the Claimants in the United States District Court for the Central District of California, relating to the Company’s annual meeting of stockholders held on May 23, 2012.

Under the Settlement Agreement, Scott Alderton will resign from the Board and the Company will appoint Charles H. Giffen and Michael A. DiGregorio to fill the vacant seats on the Board (accounting for an increase in the size of the Board to seven).  The Settlement Agreement also provides for the replacement of certain members of the Board prior to the Company’s 2013 annual meeting of stockholders should such members resign.  In addition, the parties to the Settlement Agreement agreed that the persons to be nominated to be members of the Board at the Company’s 2013 annual meeting of stockholders shall be the persons who are members of the Board pursuant to the Settlement Agreement.  The parties also agreed that each of the Claimants and each of the Reporting Person and Scott Jarus (who individually are parties to the Voting Agreement referenced below), will vote all of their shares of the Company’s voting stock in favor of those nominees at or in connection with the Company’s 2013 annual meeting of stockholders.  The Settlement Agreement expires automatically upon the conclusion of the Company’s 2013 annual meeting of stockholders unless terminated earlier in accordance with its terms.

(Page 3 of 6)

To effectuate the parties’ agreement with respect to voting shares of the Company’s voting stock, on December 17, 2012, the Company also entered into a Voting Agreement (the “Voting Agreement”), dated December 14, 2012, by and among the Company, the Reporting Person, Kenneth J. Frank, Michael A. DiGregorio, Charles W. Giffen, Charles J. Hunter, Marcel Sassola, Eduard Albert Jaeger and Richard Kronman.

The Voting Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D relates are held by the Reporting Person as an investment.  The Reporting Person disclaims any membership in a group relating to the Company except with respect to the matters described above to which the Reporting Person has agreed to vote.  The Reporting Person owns 6.3% of the total combined voting power of all classes of the Company’s capital stock.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of December 17, 2012, the Reporting Person beneficially owned 4,896,876 shares of the Company’s common stock (the “Jaeger Shares”), consisting of (i) 2,763,984 shares of common stock held by Eduard and Kari Family Trust dtd 7/19/2006, of which the Reporting Person is a trustee and as such has voting and investment power, (ii) 833,333 shares of common stock held directly by the Reporting Person, and (iii) 1,299,559 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days of December 17, 2012.  The Reporting Person disclaims beneficial ownership of the shares of common stock held by Eduard and Kari Family Trust dtd 7/19/2006 except to the extent of his pecuniary interest therein.  Assuming a total of 76,397,149 shares of the Company’s common stock outstanding as of November 6, 2012, the Jaeger Shares constitute approximately 6.3% of the shares of the Company’s common stock issued and outstanding.  The Reporting Person has the sole power to vote and dispose of 2,132,892 of the Jaeger Shares, and shares the power to vote and dispose of 2,763,984 of the Jaeger Shares with Kari Jaeger.  Keri Jaeger is a citizen of the United States with a principal business address of 2201 Park Place, Suite 101, El Segundo, California 90245.

(Page 4 of 6)

Transactions by the Reporting Person in the Company’s common stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Voting Agreement dated December 14, 2012, by and among the Company, the Reporting Person and the other parties signatory thereto is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1
Voting Agreement dated as of December 14, 2012, by and among Ironclad Performance Wear Corporation, Kenneth J. Frank, Michael A. DiGregorio, Charles W. Giffen, Charles J. Hunter, Marcel Sassola, Richard Kronman, Eduard Albert Jaeger and Scott Jarus.

(Page 5 of 6)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 27, 2012	/s/ Eduard Albert Jaeger Eduard Albert Jaeger

(Page 6 of 6)

EXHIBIT 1

VOTING AGREEMENT

THIS VOTING AGREEMENT (the "Agreement") is made and entered into as of December 14, 2012, among IRONCLAD PERFORMANCE WEAR CORPORATION ("Ironclad" or the "Company"), KENNETH J. FRANK, RICHARD KRONMAN, MICHAEL A. DIGREGORIO, CHARLES H. GIFFEN, CHARLES W. HUNTER, MARCEL SASSOLA, EDUARD A. JAEGER, RICHARD B. KRONMAN, and SCOTT JARUS (individually and collectively, "Shareholders"), (each individually a "Party", and collectively "Parties"), with reference to the following facts:

RECITALS:

A.           The Shareholders each are legal and/or beneficial owners of voting stock of the Company in the approximate amounts as set forth on Exhibit A.

B.           In order to provide for the stability and continuity of the Board of Directors of the Company (the "Board"), and to provide for representation on the Board as provided for in that certain Settlement Agreement and Mutual General Release also made and entered into December 14, 2012 (the "Settlement Agreement"), the Shareholders each have agreed to vote all of their shares in the Company as provided by this Agreement.

C.           The Shareholders have consented to act under this Agreement for the purposes herein provided for the benefit of the Company.

AGREEMENT:

Now, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.           Recitals.  The Recitals set forth above are incorporated herein by their reference.

2.           Election of Directors at the Company's Annual Shareholders' Meeting in 2013.  The Shareholders each shall vote to elect as members of the Company's Board at the Company's Annual Shareholder's Meeting in 2013 (the "2013 Annual Shareholders' Meeting") the persons nominated by the Company's Board and identified in the Company's Proxy Statement filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Company's 2013 Proxy Statement").  To effectuate this Agreement, the Parties agree as follows:

a.           Each Shareholder shall deliver to the Company, within ten (10) business days of the later of: (i) the Company filing the Company's 2013 Proxy Statement with the SEC, or (ii) the Company delivering the Company's 2013 Proxy Statement to such Shareholder in the form provided by the Company, which proxy shall be completed to vote all Company stock legally and/or beneficially owned by such members of the Board;

b.           It is further agreed that, in the event that any of the Shareholders fail to deliver a proxy or proxies as provided for in the immediately preceding sub-paragraph, the other Parties hereto, including Ironclad, shall be and are entitled to mandatory injunctive relief requiring the non-performing party to perform pursuant to the immediately preceding sub-paragraph, which mandatory injunctive relief can be obtained from any court of competent jurisdiction;

c.           It is further agreed that Ironclad shall be and hereby is entitled to disregard, and to not count any vote by any of the Shareholders required to provide a proxy as provided above, whether at or in connection with the 2013 Annual Shareholders' Meeting, if such vote is not for the persons nominated by the Company to serve as members of the Board;

d.           Each of the Parties agrees that neither they nor any agent of theirs, nor any person acting at their behest, at their direction or under their control or in concert with them, may or shall take any action whatsoever, including but not limited to soliciting proxies or disseminating so-called fight letters, which  action directly or indirectly challenges or contests the nominees listed in the Company's 2013 Proxy Statement, or which supports candidates other than those nominated by the Company to be elected as members of the Company's Board at the 2013 Annual Shareholders' Meeting; and

e.           The Parties further agree that, in the event that any of them act or cause actions of the type or nature described in the immediately preceding sub-paragraph, the other Parties hereto, including Ironclad, shall be and are entitled to injunctive relief limiting and prohibiting such actions, which injunctive relief can be obtained from any court of competent jurisdiction.

3.           Transaction That Entails Change to the Composition of the Board.  Notwithstanding anything contained herein, including in particular Section 2, entitled "Election of Directors at the Company's Annual Shareholders' Meeting in 2013", if a transaction approved by the Board and, if necessary, by the Company's Shareholders, such as a merger or acquisition, is consummated and includes as a term or condition of that transaction that the composition of the Board is to change, or the composition of the Board is changed in connection with or pursuant to that transaction, then Section 2 in its entirety thereupon automatically shall be and is terminated and of no force and effect.

4.           Rights of the Shareholders.  The Shareholders shall have all of the rights, privileges and benefits as shareholders of the Company, including the right to vote the shares as the Shareholders individually determine, except as specified in this Agreement.  Any and all additional shares acquired by the Shareholders are subject to the terms of this Agreement.

5.           Rights of the Shareholders.  This Agreement will become effective on the date hereof and continue in effect through and including the 2013 Annual Shareholders' Meeting.  If the Company fails to hold an Annual Shareholders' Meeting in 2013, this Agreement will terminate on December 31, 2013.  The Parties hereto, by agreement in writing, may extend the duration of this Agreement for any additional period as agreed upon.

6.           No Withdrawal/Permitted Transfers.  No shares may be withdrawn from this Agreement except shares sold by the Shareholders in open market transactions with unrelated and unknown third parties.  Otherwise, all shares must and will remain subject to this Agreement, meaning that the Shareholders may transfer shares from time-to-time in private transactions, provided that the transferee is informed of and consents in writing to be bound by this Agreement.

7.           Assignability.  This Agreement shall be irrevocable throughout the term, and shall be binding upon and inure to the benefit of the Parties, their legal representatives, successors, agents and assigns.  The above notwithstanding, this Agreement shall not be binding on any person who is unrelated and unknown to a Shareholder who buys shares from the Shareholder in an open market transaction.

8.           Representation by Counsel.  Each Party acknowledges that he or it has had the opportunity to be represented by and rely on counsel of his or its own choosing, and/or has been represented by and has relied upon counsel of his or its own choosing, in the negotiations for the preparation of this Agreement, that he or it has read this Agreement, has had its contents fully explained to him or it by such counsel and/or has had the opportunity to obtain such an explanation, and is fully aware of and understands all of its terms and the legal consequences thereof.  It is acknowledged that each of the Parties hereto, either directly or through his or its respective counsel, has mutually participated in the preparation of this Agreement, and it is agreed that no provision hereof shall be construed against any Party hereto by virtue of the participation of that Party or his or its attorneys in the drafting of this Agreement;

9.           Governing Law, Jurisdiction and Venue.  This Agreement is executed and delivered within the County of Los Angeles, State of California, and the rights and obligations of the Parties hereunder shall be construed and enforced in accordance with, and governed by, the laws of the State of California. The Parties hereby agree and consent to the exclusive jurisdiction and venue of the Los Angeles County Superior Court and/or the United States District Court, Central District of California, over all matters relating to this Agreement.

10.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be considered an original and all of which shall together constitute one and the same instrument.

11.           Binding Agreement.  This Agreement shall be binding upon and inure to the benefit of the heirs, permitted assigns, and successors in interest of the Parties hereto.  The above notwithstanding, this Agreement shall not be binding on any person who is unrelated and unknown to a Shareholder who buys shares from the Shareholder in an open market transaction.  Each individual signing this Agreement and each of the Parties hereto represent and warrant to each other Party that the individual signing this Agreement has the authority to execute this Agreement and to bind the Party on whose behalf the individual is executing this Agreement.

12.           Confidentiality.  The Parties agree that they, their attorneys and agents will not, at any time, directly or indirectly, except as expressly authorized in writing by the other Parties, publicize, divulge, or disclose to any person, entity, or media representative the terms of this Agreement, except (i) as may be required by law, including the federal securities laws, (ii) a Party may disclose the fact of this Agreement to governmental authorities to whom disclosure is required by law, (iii) to legal and financial advisors and accountants, to the extent necessary to receive professional advice with respect to his/her/its legal and financial situation, only if such persons are made aware of and agree to be bound by this confidentiality agreement, and only with respect to the provisions hereof that are absolutely required to be disclosed in connection with the advice sought, (iv) to any other person or entity in connection with a possible transaction, including in particular but not limited to a transaction of the type or nature referenced in Section 3 hereof, or (v) a court action seeking to enforce one or more provisions of this Agreement in which event the Agreement shall be filed under seal to the extent permitted by the Court.

13.           Entire Agreement.  This Agreement constitutes the entire agreement and understanding of the Parties in respect of its subject matters and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Party against whom enforcement of any such amendment, waiver, discharge or termination is sought, or (v) a court action seeking to enforce one or more provisions of this Agreement and/or the Settlement Agreement.

14.           Paragraph Headings.  The various captions of this Agreement are for reference only and shall not be considered or referred to in resolving questions of interpretation of this Agreement. Whenever possible each provision of this Agreement shall be interpreted in such mam1er as to be effective and valid under applicable law, but if any provision of this Agreement shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

15.           Severability.  The Parties each covenant and agree that in the event that any provision of this Agreement should be held by a court of competent jurisdiction to be void, voidable, illegal or unenforceable in any respect, the remaining portions thereof and provisions hereof shall nevertheless remain in full force and effect as if such void, voidable or unenforceable provision had never been contained herein.

16.           No Waiver.  No breach of this Agreement or of any provision herein can be waived except by an express written waiver executed by the Party waiving such breach, which waiver shall be effective only as to that Party who executed the waiver. Waiver of any one breach shall not be deemed a waiver of any other breach of the same or other provisions of this Agreement.

DATED:	December 14, 2012	IRONCLAD PERFORMANCE WEAR CORPORATION

/s/ Scott Jarus
Its: Chairman & Chief Executive Officer

SHAREHOLDERS

	December _____, 2012	/s/ Kenneth J. Frank
BY JUDY FRANK, ATTORNEY-IN FACT

	December _____ 2012	/s/ Michael A. DiGregorio

	December _____, 2012	/s/ Richard B. Kronman

	December _____, 2012	/s/ Charles H. Giffen

	December _____, 2012	/s/ Charles W. Hunter

	December _____, 2012	/s/ Marcel Sassola

	December _____, 2012	/s/ Eduard A. Jaeger

	December 14, 2012	/s/ Scott Jarus

EXHIBIT A

Shareholder	Approximate Number of Shares

KENNETH J. FRANK	5,434,451

RICHARD KRONMAN	2,333,110

MICHAEL A. DIGREGORIO	120,000

CHARLES H. GIFFEN	0

CHARLES W. HUNTER	31,800

MARCEL SASSOLA	2,088,500

EDUARD JAEGER	4,769,842

SCOTTJARUS	7,179,700